Exhibit 99.1

Corporate Communications

CNH Industrial completes 90% capital stock purchase of Sampierana S.p.A.

London, December 30, 2021

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that it has completed its purchase of 90% of the capital stock of Sampierana S.p.A. As previously announced on August 30, 2021, the acquisition of the remaining 10% of the transaction will occur over the course of the next four years, through predetermined mechanisms, to ensure a smooth managerial transition.

Sampierana is an Italian company specializing in the development, manufacture and commercialization of earthmoving machines, undercarriages and spare parts.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom